2025

2nd Quarter Earnings Release

Buenos Aires, Argentina, August 5, 2025.

NYSE | TGS

BYMA Bolsas y Mercados Argentinos | TGSU2

2Q2025 EARNINGS RELEASE

tgs announces results for the second quarter (“2Q”)

ended on June 30, 2025 (1)

Transportadora de Gas del Sur ("tgs", "the Company", “us”, “our”, or “we”) is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 89.1 MMm3/d. We are one of the main natural gas processors. In addition, our infrastructure investment in the Vaca Muerta formation places us as one of the main Midstreamers in Argentina.

Our shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

Our controlling company is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total shares. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) led by the Sielecki family, Grupo Investor Petroquímica S.L. (GIP), and PCT L.L.C. hold the remaining 50%.

For further information, see our website https://www.tgs.com.ar/inversores/servicio-para-inversores?lang=EN

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of June 30, 2025

tgs holds 752,761,058 outstanding shares.

(1) The financial information included in this press release is based, unless otherwise stated, on the interim condensed financial statements and is presented in millions of constant Argentine pesos as of June 30, 2025 (Ps.), which is based on the application of International Financial Reporting Standards (“IFRS”).

Buenos Aires, Argentina, August 5, 2025

During the 2Q2025, total comprehensive income amounted to Ps. 40,278 million, or a Ps. 53.51 per share (Ps. 267.53 per ADS), compared to a total comprehensive income of Ps. 119,739 million, or Ps. 159.07 per share (Ps. 795.33 per ADS) in the second quarter ended on June 30, 2024 (“2Q2024”).

Operating profit for 2Q2025 totaled Ps. 122,575 million, Ps. 54,360 million below 2Q2024. This variation was mainly due to lower revenues in the Production and Commercialization of Liquids (“Liquids”) segment and the Natural Gas Transportation segment amounting to Ps. 25,216 million and Ps. 12,982 million, respectively.

The net cost of sales, administrative, and selling expenses increased by Ps. 17,445 million while Other Operating Results, net, recorded a negative variation of Ps. 15,265 million.

Revenues in the Midstream segment increased by Ps. 16,548 million, contributing to partially offset the negative effects mentioned above.

Financial results reflected a negative variation of Ps. 76,660 million.

Transportadora de Gas del Sur S.A. 1

Madero Office Building – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2025 EARNINGS RELEASE

Highlights during 2Q2025 and beyond

➢Following two months of intensive recovery efforts, the Company successfully restored full operations at the Cerri Complex during the first week of May, after the unprecedented weather event that occurred on March 7, 2025, in Bahía Blanca and surrounding areas. Thanks to the commitment of our teams and the coordinated work of more than 150 suppliers and contractors, we were able to overcome the damage caused by the flooding and resume natural gas liquids processing under the highest standards of safety and efficiency.

➢On May 22, 2025, Energía Argentina S.A. (“ENARSA”) launched a national and international public tender for the expansion of the Perito Moreno Gas Pipeline (“GPM”), aiming to increase the natural gas transportation capacity at Vaca Muerta in 14 MMm³/d. The submission of bids, in which tgs was the only bidder, took place on July 28, 2025, while the tender winner is scheduled to be awarded on October 13, 2025. Works are expected to begin thereafter and would take approximately 18 months to be completed.

➢At the Board of Directors meeting held on May 28, 2025, a cash dividend was approved totaling Ps. 202,704 million (equivalent to Ps. 269.28 per share), following the approval by the Ordinary, Extraordinary, and Special General Shareholders' Meeting of April 30, 2025.

➢Under Decree No. 371/2025, the Secretariat of Energy was appointed as the enforcement authority responsible for implementing contractual and tariff modifications. Accordingly, on June 4, 2025, Resolution No. 241/2025 was issued, establishing a monthly update mechanism for transportation tariffs (the “Periodic Adjustment”), replacing the previous semiannual scheme. This new methodology is based on a composite adjustment equally weighted between the monthly variation of the Consumer Price Index (“CPI”) and the Wholesale Domestic Price Index (“WPI”).

➢On July 24, 2025, Decree No. 495/2025 was published in the Official Gazette, through which the National Executive Branch granted an extension of the license awarded to tgs under Decree No. 2458/1992. The extension covers an additional 20-year period starting on December 28, 2027.

Analysis of the results

Total revenues amounting to Ps. 347,615 million in 2Q2025 were Ps. 21,650 million below the Ps. 369,264 million recorded in 2Q2024.

The breakdown of net cost of sales, administrative and selling expenses, excluding depreciation, for 2Q2025 and 2Q2024 is shown in the table below:

Transportadora de Gas del Sur S.A.

Madero Office Building – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2025 EARNINGS RELEASE

Net cost of sales and administrative and selling expenses increased by Ps. 17,445 million, mainly due to higher: (i) depreciation of Ps. 8,941 million, (ii) impairment of financial assets corresponding to a customer in the Natural Gas Transportation segment of Ps. 8,383 million, (iii) labor costs of Ps. 6,302 million, and (iv) repair and maintenance expenses of Ps. 2,992 million. These effects were partially offset by lower costs for natural gas purchased for liquid production (mainly due to lower consumption and, to a lesser extent, the decrease in the restated price in accordance with IAS 29) of Ps. 8,769 million and lower taxes, fees, and contributions of Ps. 2,100 million (mainly due to lower export taxes).

Financial results are presented in gross terms considering the effect of change in the currency purchasing power (“Loss on monetary position") in a single separate line. In 2Q2025, financial results represented a negative variation of Ps. 76,660 million compared to 2Q2024. This variation is mainly due to lower financial assets results of Ps. 65,843 million and a higher negative exchange rate difference of Ps. 15,678 million. These effects were partially offset by the lower loss on monetary position of Ps. 4,177 million.

Other operating results, net for 2Q2025 reported a loss of Ps. 17,960 million, Ps. 15,265 million higher than the figure recorded in 2Q2024. This negative variation is mainly attributable to a Ps. 18,636 million loss recognized under expenses and impairment of materials and other PPE items related to the unprecedented climate event that occurred on March 7, 2025, at the Cerri Complex. This impact was partially offset by a lower charge for the write-off of tax credits amounting to Ps. 1,058 million and insurance recoveries totaling Ps. 709 million.

Analysis of operating profit
by business segment
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Million of Argentine Pesos
Natural Gas Transportation
Liquids
Midstream
2Q2025
2Q2024

Transportadora de Gas del Sur S.A.

Madero Office Building – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2025 EARNINGS RELEASE

Natural Gas Transportation

Operating profit of the Natural Gas Transportation segment totaled Ps. 62,623 million in 2Q2025 and was Ps. 31,942 million below 2Q2024.

Natural gas transportation revenues accounted for approximately 43% and 44% of total revenues in 2Q2025 and 2Q2024, respectively.

Revenues from this segment are derived mainly from firm natural gas transportation contracts, which represented approximately 81% and 85% of the total revenues for this segment in 2Q2025 and 2Q2024, respectively.

During the second quarter of 2025, the Secretariat of Energy approved the monthly adjustment methodology applicable following the completion of the Five-Year Tariff Review (RQT) process.

The negative variation in operating profit was mainly explained by a decrease in revenues of Ps. 12,982 million, derived from the negative impact of the restatement according to IAS 29, for Ps. 49,030 million. This effect was partially offset mainly by the tariff increases received (Ps. 23,739 million) and higher revenues from natural gas transportation services (Ps. 10,913 million).

Net cost of sales, administrative and selling expenses increased by Ps.19,623 million, mainly due to: (i) impairment of financial assets corresponding to a single customer (Ps. 8,383 million), (ii) higher depreciation (Ps. 3,422 million), (iii) increased labor costs (Ps. 3,485 million), and (iv) higher repair and maintenance expenses (Ps. 3,276 million).

Transportadora de Gas del Sur S.A.

Madero Office Building – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2025 EARNINGS RELEASE

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for approximately 35% and 39% of total revenues in 2Q2025 and 2Q2024, respectively. During 2Q2025, production decreased by 54,748 tons, reaching 224,253 tons.

During 2Q2025, operating profit for this business segment reached Ps. 22,310 million, representing a decrease of Ps. 27,411 million compared to the same period in 2024 (Ps. 49,721 million). This decline was mainly due to a reduction in revenues of Ps. 25,216 million and higher other operating results, net of Ps. 16,651 million attributable to the impact of the climate event. These effects were partially offset by lower natural gas costs (Ps. 8,769 million), due to both a decrease in the price measured in constant currency and a reduction in volume, lower repair and maintenance expenses (Ps. 1,954 million), and a decrease in taxes, fees, and contributions (Ps. 1,378 million), mainly due to lower tax on exports and turnover tax.

Revenues totaled Ps. 120,399 million in 2Q2025, compared to Ps. 145,615 million in 2Q2024. The decline was mainly explained by the loss of Ps. 44,662 million from restatement under IAS 29, lower volumes sold amounting to Ps. 21,074 million, lower reference prices of Ps. 3,985 million and a decline in trading activity of Ps. 1,479 million. These effects were partially offset by an increase in the nominal exchange rate of Ps. 26,103 million and higher domestic market prices for propane and butane totaling Ps. 11,640 million and for ethane totaling Ps.7,399 million, including the latter higher income from the execution of contractual price adjustment and take-or-pay clauses.

Sales volumes decreased 38,523 tons (or 15%) compared to 2Q2024. This decline was mainly due to the operational interruption of the Cerri Complex starting of March 7, 2025, as a result of the climate event. Operations began to gradually recover in mid-April and reached optimal production levels on May 8th.

The breakdown of volumes dispatched by market and product and revenues by market is included below:

Transportadora de Gas del Sur S.A.

Madero Office Building – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2025 EARNINGS RELEASE

Midstream and Telecommunications

Midstream and Telecommunications business segment includes mainly services provided by tgs at Vaca Muerta, representing approximately 22% and 16% of our total revenues for 2Q2025 and 2Q2024, respectively.

The operating profit increased by Ps. 4,992 million, mainly explained by higher revenues of Ps. 16,548 million in 2Q2025 compared to 2Q2024. This effect was partially offset by higher net cost of sales and administrative and selling expenses of Ps. 12,541 million.

The increase in revenues was mainly due to: (i) increased natural gas transportation and conditioning services at Vaca Muerta for Ps. 18,073 million, (ii) the nominal exchange rate effect on revenues denominated in US dollars for Ps. 13,087 million, and (iii) higher other services, mainly related to the Transport.AR program, for Ps. 1,831 million. These effects were partially offset by the impact of the restatement in accordance with IAS 29 for Ps. 16,621 million.

Transportadora de Gas del Sur S.A.

Madero Office Building – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2025 EARNINGS RELEASE

Operating Information - Vaca Muerta System
MMm3/d
30
25
20
15
10
5
0
2Q2021
2Q2022
2Q2023
2Q2024
2Q2025
Average daily Deliveries (transportation)
Average natural gas injection (conditioning)
Average firm contracted capacity (transportation)
Average firm conditioning capacity (conditioning)

Financial position analysis

Net debt

As of June 30, 2025, our net financial debt amounted a negative balance of Ps. 2,303 million, compared to Ps. 249,669 million as of December 31, 2024. On both dates, the entirety of our financial debt was denominated in foreign currency.

The table below shows a reconciliation of our net debt:

Transportadora de Gas del Sur S.A.

Madero Office Building – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2025 EARNINGS RELEASE

Liquidity and capital resources

The net variation in cash and cash equivalents for 2Q2025 and 2Q2024 is broken down as follows:

As of June 30, 2025 and December 31, 2024, the funds allocation was as follows:

The table below shows a reconciliation of the free cash flows for the 2Q2025 and 2Q2024 periods:

2Q2025 vs. 2Q2024

During 2Q2025, cash flows provided by operating activities amounted to Ps. 88,300 million, representing a decrease of Ps. 49,080 million compared to 2Q2024. This variation was mainly explained by a decline in net income (Ps. 40,278 million compared to Ps. 119,739 million in 2Q2024) and an increase in income tax payments, which reached Ps. 51,682 million compared to Ps. 493 million in 2Q2024. These effects were partially offset by higher adjustments for eliminations (Ps. 119,052 million vs. Ps. 75,954 million) and lower outflows due to changes in working capital. In addition, no interest payments were recorded in the quarter, in contrast to 2Q2024, when Ps. 23,726 million were paid for this item.

Transportadora de Gas del Sur S.A.

Madero Office Building – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2025 EARNINGS RELEASE

Cash flow provided by investing activities amounted to Ps. 86,405 million, reversing the outflows recorded in 2Q2024 (Ps. 115,731 million negative). This positive variation of Ps. 202,136 million was mainly explained by collections from the sale of investments not classified as funds under IFRS, which totaled Ps. 142,146 million, compared to payments of Ps. 44,782 million in 2Q2024. In addition, there was a reduction in investments in PPE, which declined from Ps. 70,950 million in 2Q2024 to Ps. 55,741 million in the same period of 2025, implying a decrease in the use of funds of Ps. 15,209 million.

During 2Q2025, cash flow used in financing activities amounted to Ps. 202,904 million, representing an increase compared to the same period last year, when there was a net outflow of Ps. 19,551 million. This negative variation of Ps. 183,353 million was mainly explained by the cash payment for dividends during the quarter amounting to Ps. 202,704 million, while in 2Q2024 there were no distributions made. Additionally, in the current period, no new loans were drawn, and no debt was repaid, unlike 2Q2024, when loans totaling Ps. 6,249 million were drawn and obligations amounting to Ps. 25,597 million were repaid.

2Q2025 earnings videoconference

We invite you to participate in the videoconference to discuss this 2Q2025 announcement on Wednesday August 6, 2025 at 10:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time.

For those interested in participating in our earnings videoconference, there will be a live webcast that you can access at:

https://us02web.zoom.us/webinar/register/WN_kocdeqdsRmOW1q678Rsrqg

The following section includes financial information.

Transportadora de Gas del Sur S.A.

Madero Office Building – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2025 EARNINGS RELEASE

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "guidance," "may,", "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.

Investors should read the section entitled " Item 3. Key Information—D. Risk Factors " and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: operating profits, new investments and projects, including their expected development, completion, commercial operations date, expected financial and operating performance (including enterprise value to EBITDA multiples), expected output capacity, anticipated synergies and market dynamics relating to such investments and projects; the Inflation Reduction Act in the U.S (“IRA”) and benefits thereunder; our anticipated limited exposure to current market risks, including our position with respect current market risks and the potential impact from foreign exchange rates and interest rates on CAFD; the impact from potential caps on market prices in the net value of our assets; taxes on energy companies in Spain; equity investments; estimates and targets; escalation factors in relation to inflation; net corporate leverage based on CAFD estimates; financial flexibility; the use of non-IFRS measures as a useful predicting tool for investors; and various other factors, including those factors discussed under “Item 3. Key Information—D. Risk Factors” and “Item 5.A—Operating Results” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC.

Non-IFRS Financial Measures

This press release also includes certain non-IFRS financial measures. Non-IFRS financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

We present non-IFRS financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-IFRS financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-IFRS financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

Rounding: Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

Transportadora de Gas del Sur S.A.

Madero Office Building – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2025 EARNINGS RELEASE

Transportadora de Gas del Sur S.A.

Madero Office Building – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2025 EARNINGS RELEASE

Business Segment information

	Natural Gas Transportation	Liquids	Midstream	Telecommunications	Total
	(In million of Argentine Pesos)				
6M2025					
Revenues	312,439	238,415	136,185	3,169	690,208
Depreciation	(54,063)	(6,127)	(26,955)	-	(87,145)
Operating profit / (loss)	138,887	70,393	63,411	(204)	272,487
Investments in PPE	47,922	4,113	47,878	-	99,914
6M2024					
Revenues	198,562	357,935	125,123	3,853	685,473
Depreciation	(47,918)	(5,766)	(19,405)	-	(73,089)
Operating profit	58,511	156,715	69,300	588	285,114
Investments in PPE	44,306	7,965	121,142	-	173,412

	Natural Gas Transportation	Liquids	Midstream	Telecommunications	Total
	(In million of Argentine Pesos)				
2Q2025					
Revenues	150,896	120,399	74,714	1,606	347,615
Depreciation	(27,047)	(3,044)	(14,287)	-	(44,379)
Operating profit / (loss)	62,623	22,310	37,794	(152)	122,575
Investments in PPE	25,739	2,720	22,634	-	51,094
2Q2024					
Revenues	163,878	145,615	57,852	1,920	369,264
Depreciation	(23,626)	(2,910)	(8,903)	-	(35,439)
Operating profit	94,564	49,722	32,352	299	176,935
Investments in PPE	18,739	4,646	56,029	-	79,414

	Natural Gas Transportation	Liquids	Midstream	Telecommunications	Total
	(In million of Argentine Pesos without inflation adjustment - Non Audited)				
6M2025					
Revenues	294,058	226,036	129,819	2,863	652,776
Depreciation	(4,785)	(645)	(5,264)	-	(10,694)
Operating profit	192,481	65,678	81,444	5	339,608
Investments in PPE	44,848	3,881	45,736	-	94,465
6M2024					
Revenues	130,045	214,451	76,491	2,256	423,243
Depreciation	(1,941)	(318)	(986)	-	(3,245)
Operating profit/ (loss)	71,991	97,389	52,822	(363)	221,839
Investments in PPE	32,864	5,302	73,847	-	112,013

	Natural Gas Transportation	Liquids	Midstream	Telecommunications	Total
	(In million of Argentine Pesos without inflation adjustment - Non Audited)				
2Q2025					
Revenues	148,187	119,405	73,183	1,461	342,236
Depreciation	(2,632)	(328)	(3,097)	-	(6,057)
Operating profit / (loss)	98,052	22,411	47,514	(139)	167,838
Investments in PPE	22,942	2,506	23,600	-	49,048
2Q2024					
Revenues	112,140	99,960	40,211	1,263	253,574
Depreciation	(1,476)	(180)	(463)	-	(2,119)
Operating profit /(loss)	81,758	35,015	26,737	(470)	143,040
Investments in PPE	17,284	3,495	38,739	-	59,518

Transportadora de Gas del Sur S.A.

Madero Office Building – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2025 EARNINGS RELEASE

Consolidated Statement of Financial Position
as of June 30, 2025 and December 31, 2024

(in million of Argentine pesos)

	6/30/2025	12/31/2024
Assets		
Non Current assets		
Property, plant and equipment	2,751,990	2,751,163
Investments in associates	1,736	1,414
Deferred income tax assets	-	6
Other receivables	434	505
Total non current assets	**2,754,161**	**2,753,086**
Current assets		
Other receivables	75,083	59,765
Inventories	12,281	4,228
Trade receivables	192,187	179,979
Contract assets	26	30
Financial assets at amortized cost	321,535	313,325
Financial assets at fair value through profit or loss	338,044	536,366
Cash and cash equivalents	16,626	69,185
Total current assets	**955,782**	**1,162,877**
Total Assets	**3,709,943**	**3,915,964**
Equity		
Common stock	851,970	851,970
Treasury shares	-	47,234
Cost of treasury shares	-	(85,461)
Issuance premium of treasury shares	(63,018)	(24,791)
Legal reserve	136,920	115,570
Reserve for capital expenditures, acqsuition of treasury shares and / or dividends	1,447,972	1,245,011
Accumulated retained earnings	154,343	427,016
Non Controlling interest	2	2
Total Equity	**2,528,189**	**2,576,550**
Liabilities		
Non-current liabilities		
Deferred income tax liabilities	191,339	206,147
Contract liabilities	124,908	128,874
Loans	580,517	578,770
Total Non-current Liabilities	**896,765**	**913,791**
Current liabilities		
Provisions	573	486
Contract liabilities	7,778	8,609
Other payables	147	281
Taxes payables	15,098	12,428
Income tax payable	65,002	202,440
Payroll and social security taxes payables	18,362	22,435
Loans	93,385	90,437
Trade payables	84,644	88,506
Total Current Liabilities	**284,988**	**425,622**
Total Liabilities	**1,181,753**	**1,339,414**
Total Equity and Liabilities	**3,709,943**	**3,915,964**

Transportadora de Gas del Sur S.A.

Madero Office Building – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2025 EARNINGS RELEASE

Consolidated Statement of Cash Flows for the six-month periods ended June 30, 2025 and 2024

(In million of Argentine Pesos)

	2025	2024
Cash flows provided by operating activities		
Total comprehensive income for the period	**154,343**	**212,408**
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of PPE	87,145	73,089
Disposal of PPE	4,363	1,857
Climate event impairment on PPE	7,578	-
Increase in allowances and provisions	159	505
Share of (gain) / loss from associates	(323)	116
Interest expense accrual	31,852	31,579
Results on other financial assets other than cash and cash equivalents	(62,053)	(144,320)
Income tax	76,520	126,163
Impairment of financial assets	8,383	-
Foreign exchange loss	51,831	52,612
Loss on monetary position	25,727	(1,691)
Changes in assets and liabilities:		
Trade receivables	(52,324)	(105,947)
Other receivables	(23,946)	(36,951)
Inventories	(8,617)	(7,089)
Trade payables	24,254	37,679
Payroll and social security taxes payable	(1,086)	6,693
Taxes payable	4,324	5,806
Contract assets	-	1
Other payables	(97)	23
Interest paid	(24,586)	(25,876)
Income tax paid	(51,682)	(3,763)
Contract liabilities	(4,797)	(5,664)
Cash flows provided by operating activities	**246,970**	**217,229**
Cash flows used in investing activities		
Additions to property, plant and equipment	(114,527)	(168,991)
Financial assets not considered cash equivalents	28,287	35,489
Cash flows used in investing activities	**(86,240)**	**(133,501)**
Cash flows used in financing activities		
Proceeds from loans	-	42,062
Leasing payments	(385)	(474)
Payment of dividends	(202,704)	-
Payment of loans	(510)	(69,289)
Cash flows used in financing activities	**(203,599)**	**(27,700)**
Net variation in cash and cash equivalents	**(42,869)**	**56,028**
Cash and cash equivalents at the beginning of the period	69,185	16,578
Monetary result effect on cash and cash equivalents	(9,839)	(18,942)
Foreign exchange gain on cash and cash equivalents	150	204
Cash and cash equivalents at the end of the period	**16,626**	**53,868**

Transportadora de Gas del Sur S.A.

Madero Office Building – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

2Q2025 EARNINGS RELEASE

tgs

For additional information on tgs, please contact:

INVERSOR RELATIONS:
Finance and IR Manager
Leandro Perez Castaño

Investor Relations Officer
Carlos Almagro

Contact inversores@tgs.com.ar

MEDIA RELATIONS:
Institutional Relations Manager
Mario Yaniskowski

Contact: mario_yaniskowski@tgs.com.ar

tgs

Transportadora de Gas del Sur S.A.

Madero Office Building – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases